                     SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549

                                 FORM 12B-25

                         NOTIFICATION OF LATE FILING

                                              Commission File Number  333-82617
                                                                      ---------

  (Check One)
  /X/ Form 10-K and Form 10-KSB   / / Form 11-K
  / / Form 20-F                   / / Form 10-Q and Form 10-QSB  / /  Form N-SAR

For Period ended: December 31, 2001
                 --------------------------------------------------------------



/  /  Transition Report on Form 10-K     /  /  Transition Report on Form 10-Q
      and Form 10-KSB                          and Form 10-QSB
/  /  Transition Report on Form 20-F     /  /  Transition Report on Form N-SAR
/  /  Transition Report on Form 11-K

For the Transition Period ended
                                 ----------------------------------------------


     Read Instruction (on back page) Before Preparing Form. Please Print or
Type.

     NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
                                                        -----------------------

-------------------------------------------------------------------------------

                                    PART I.
                             REGISTRANT INFORMATION


Full name of registrant  Venture Holdings Company LLC
                         Vemco, Inc.
                         Venture Industries Corporation
                         Venture Mold & Engineering Corporation
                         Venture Leasing Company
                         Venture Leasing, Inc.
                         Venture Holdings Corporation
                         Venture Service Company
                         Experience Management, LLC
                         Venture Europe, Inc.
                         Venture EU Corporation
                        -------------------------------------------------------


Former name if applicable n/a
                          -----------------------------------------------------


33662 James J. Pompo
-------------------------------------------------------------------------------
Address of principal executive office (Street and number)


Fraser, Michigan 48026
-------------------------------------------------------------------------------
City, state and zip code

                                    PART II.
                            RULE 12B-25 (B) AND (C)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) [X]

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report on Form 10-K, will be filed on or before the 15th calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                   PART III.
                                   NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The financial statements for 2001 are not yet completed.

                                    PART IV.
                               OTHER INFORMATION


     (1) Name and telephone number of person to contact in regard to this notification.

Michael D. Alexander                   (586)                      294-1500
-------------------------------------------------------------------------------
     (Name)                          (Area Code)             (Telephone Number)


     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                               /x / Yes /  / No


     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                               /  / Yes /x / No


     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                          Venture Holdings Company LLC
                                  Vemco, Inc.
                         Venture Industries Corporation
                       Venture Mold & Engineering Company
                            Venture Leasing Company
                             Venture Leasing, Inc.
                          Venture Holdings Corporation
                            Venture Service Company
                           Experience Management, LLC
                              Venture Europe, Inc.
                             Venture EU Corporation
-------------------------------------------------------------------------------
                (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

                         VENTURE HOLDINGS COMPANY LLC
                         VEMCO, INC.
                         VENTURE INDUSTRIES CORPORATION
                         VENTURE MOLD & ENGINEERING CORPORATION
                         VENTURE LEASING COMPANY
                         VENTURE LEASING, INC.
                         VENTURE HOLDINGS CORPORATION
                         VENTURE SERVICE COMPANY
                         EXPERIENCE MANAGEMENT, LLC
                         VENTURE EUROPE, INC.
                         VENTURE EU CORPORATION


Date April 1, 2002       By  /s/ Michael D. Alexander
    --------------------   ----------------------------------------------------
                            Michael D. Alexander
                            Vice President and Chief Financial Officer

          Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                  ATTENTION

     Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).